Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: June 16, 2021

Lori Dickerson Fouché Joins Hippo’s Board of Directors

Fouché brings experience from Fortune 50 insurance and Fortune 100 financial services companies; She currently serves on the board of The Kraft Heinz Company

PALO ALTO, Calif.— June 16, 2021 — Hippo Enterprises Inc. (“Hippo”), the home insurance group that created a new standard of care and protection for homeowners, today announced that Lori Dickerson Fouché has been appointed to the company’s board of directors.

“Lori brings valuable perspective to our board as a leader of publicly renowned financial institutions in insurance and banking,” said Assaf Wand, Hippo’s co-founder & CEO. “We’ve built an incredible board, and Lori’s an ideal addition for the company’s next stage of growth thanks to her public leadership, wealth of industry experience, and passion for financial wellness and customer-first businesses.”

In her role on Hippo’s board of directors, Fouché will provide guidance to the leadership team as the company accelerates its growth and pursues a path to the public markets. Most recently, she served as Chief Executive Officer of a division of TIAA, running the company’s Financial Solutions business. She led the transformation of TIAA’s retail and institutional businesses, a complex mix of retirement, banking, insurance, and wealth management units with $11 billion in revenue and $1 trillion in assets under management.

Earlier in her career, Fouché served as President and Chief Executive Officer of Fireman’s Fund Insurance Company, a top 20 U.S. property and casualty insurance company, where she refocused the Personal, Commercial, and Specialty Insurance businesses, driving significant gains in profitability and improved customer experience. Fouché spent five years at Prudential Financial, most recently as Group Head of Individual Solutions with leadership over Individual Life Insurance, Prudential Annuities, and Prudential Advisors. Lori also held senior positions in strategy, marketing, and global product management for management and professional liability insurance products at Chubb & Son.

“Hippo brings a refreshing approach to the insurance industry with its powerful use of technology and heightened focus on the customer,” said Fouché. “It’s been inspiring to see Hippo grow into a partner for its customers, bringing them the tools and services that support the protection of something that is more than just a financial asset. I’m thrilled to join its world- class leadership team of industry veterans and innovators with a shared passion for putting the homeowner first.”

Fouché earned a bachelor’s degree in history from Princeton University and an M.B.A from Harvard University. She currently serves on the board of directors for The Kraft Heinz Company and has been honored as Black Enterprise’s Top 300 Most Powerful Black Executives, as well as Fortune’s Most Powerful Women.

In March 2021, Hippo announced a definitive business combination agreement with Reinvent Technology Partners Z (“Reinvent”) (NYSE:RTPZ), a special purpose acquisition company that takes a “Venture Capital at Scale” approach. Upon the closing of the transaction, the combined company will be publicly traded.

About Hippo

The Hippo Family of Companies goal is to make homes safer and better protected so customers spend less time worrying about the burdens of homeownership and more time enjoying their homes and the life within. Our insurance subsidiaries offer a different kind of home insurance, built from the ground up to provide a new standard of care and protection for homeowners. Harnessing real-time data, smart home technology, and a growing suite of home services, we are creating the first integrated home protection platform. Hippo is headquartered in Palo Alto, California with offices in Austin and Dallas, Texas and insurance products available to more than 70 percent of U.S. homeowners in 35 states. Hippo Insurance Services is a licensed property casualty insurance agent with products underwritten by various insurance companies. For more information, including licensing information, visit http://www.hippo.com.

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between Reinvent and Hippo. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov. The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

Reinvent and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities; (ii) the risk that the transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of Reinvent, the satisfaction of the minimum trust account amount following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against Reinvent related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of Reinvent’s securities on a national securities exchange; (xi) the potential volatility of the price of Reinvent’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which Reinvent plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Hippo’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand Reinvent’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Hippo gives any assurance that either Reinvent or Hippo or the combined company will achieve its expectations.